TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2019

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	September 30,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$109,445	$43,942
Short-term investments	-	1,986
Accounts receivable, net	62,488	71,917
Equipment Installment Plan (“EIP”) receivables, net	24,172	22,165
Inventory	15,419	45,957
Prepaid expenses and other current assets	32,149	12,609
Total current assets	243,673	198,576
Property and equipment, net	352,745	394,841
License costs and other intangible assets, net	66,673	80,987
Goodwill	8,415	9,014
Long-term EIP receivables	25,148	21,216
Deferred income taxes	26,895	10,746
Other assets	29,625	23,648
Total assets	$753,174	$739,028

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$26,989	$36,717
Construction accounts payable	13,127	26,834
Current portion of debt	23,101	8,293
Customer deposits and unearned revenue	19,231	16,995
Other current liabilities and accrued expenses	127,624	143,435
Total current liabilities	210,072	232,274

Long-term debt	512,361	498,532
Deferred gain	47,393	-
Deferred income taxes	10,663	11,439
Other non-current liabilities	28,959	30,399
Total liabilities	809,448	772,644
Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid-in capital; no par value, unlimited authorized, 58,327,291 and 57,713,836 shares issued and outstanding	2,750	286
Accumulated deficit	(88,416)	(75,309)
Accumulated other comprehensive (loss) income	(873)	3,428
Total Trilogy International Partners Inc. shareholders' deficit	(86,539)	(71,595)
Noncontrolling interests	30,265	37,979
Total shareholders' deficit	(56,274)	(33,616)

Total liabilities and shareholders' deficit	$753,174	$739,028

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues
Wireless service revenues	$114,073	$122,830	$346,460	$379,744
Wireline service revenues	17,544	14,953	51,314	46,033
Equipment sales	26,400	49,386	122,563	153,660
Non-subscriber international long distance and other revenues	2,458	3,255	7,487	11,787
Total revenues	160,475	190,424	527,824	591,224

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	49,062	48,017	146,944	153,576
Cost of equipment sales	28,674	54,474	127,334	167,482
Sales and marketing	22,678	23,889	63,087	76,009
General and administrative	28,805	28,577	93,628	94,691
Depreciation, amortization and accretion	27,530	28,173	81,946	84,868
(Gain) loss on disposal of assets and sale-leaseback transaction	(2,578)	1,035	(10,196)	1,017
Total operating expenses	154,171	184,165	502,743	577,643
Operating income	6,304	6,259	25,081	13,581

Other (expenses) income
Interest expense	(11,210)	(11,087)	(34,736)	(33,665)
Change in fair value of warrant liability	153	923	(150)	6,058
Debt modification and extinguishment costs	-	(4,192)	-	(4,192)
Other, net	405	(4,878)	(985)	(4,339)
Total other expenses, net	(10,652)	(19,234)	(35,871)	(36,138)
Loss before income taxes	(4,348)	(12,975)	(10,790)	(22,557)
Income tax expense	(753)	(903)	(3,560)	(4,932)
Net loss	(5,101)	(13,878)	(14,350)	(27,489)
Less: Net loss (income) attributable to noncontrolling interests	324	5,514	(54)	11,207
Net loss attributable to Trilogy International Partners Inc.	$(4,777)	$(8,364)	$(14,404)	$(16,282)

Comprehensive (loss) income
Net loss	$(5,101)	$(13,878)	$(14,350)	$(27,489)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(8,614)	(2,619)	(8,547)	(7,932)
Net gain on short-term investments	-	22	1	19
Other comprehensive loss	(8,614)	(2,597)	(8,546)	(7,913)
Comprehensive loss	(13,715)	(16,475)	(22,896)	(35,402)
Comprehensive loss attributable to noncontrolling interests	4,610	6,855	4,191	15,411
Comprehensive loss attributable to Trilogy International Partners Inc.	$(9,105)	$(9,620)	$(18,705)	$(19,991)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 12 - Earnings per Share)	$(0.08)	$(0.15)	$(0.25)	$(0.31)
Diluted (see Note 12 - Earnings per Share)	$(0.08)	$(0.15)	$(0.25)	$(0.32)

Weighted average common shares:
Basic	56,755,346	54,042,355	56,519,875	53,239,125
Diluted	56,755,346	82,431,972	56,519,875	82,106,475

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(US dollars in thousands, except shares)
(unaudited)

					Accumulated
Three Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Deficit
Balance, June 30, 2018	55,305,962	$-	$788	$(62,151)	$3,801	$45,068	$(12,494)
Dividends declared	-	-	-	-	-	(3,987)	(3,987)
Equity-based compensation	-	-	719	-	-	308	1,027
Net loss	-	-	-	(8,364)	-	(5,514)	(13,878)
Other comprehensive loss	-	-	-	-	(1,256)	(1,341)	(2,597)
Issuance of shares related to RSUs, redemption of Trilogy LLC C units and other	362,370	-	(237)	-	9	78	(150)
Balance, September 30, 2018	55,668,332	$-	$1,270	$(70,515)	$2,554	$34,612	$(32,079)

Balance, June 30, 2019	58,024,175	$-	$2,160	$(83,639)	$3,453	$36,566	$(41,460)
Dividends declared	-	-	-	-	-	(1,992)	(1,992)
Equity-based compensation	-	-	872	-	-	103	975
Net loss	-	-	-	(4,777)	-	(324)	(5,101)
Other comprehensive loss	-	-	-	-	(4,328)	(4,286)	(8,614)
Issuance of shares related to RSUs, redemption of Trilogy LLC C units and other	303,116	-	(282)	-	2	198	(82)
Balance, September 30, 2019	58,327,291	$-	$2,750	$(88,416)	$(873)	$30,265	$(56,274)

					Accumulated
Nine Months Ended			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	Equity (Deficit)
Balance, December 31, 2017	53,815,631	$-	$-	$(53,259)	$6,059	$53,390	$6,190
Dividends declared	34,734	-	115	(851)	-	(6,837)	(7,573)
Equity-based compensation	-	-	2,599	-	-	2,257	4,856
Net loss	-	-	-	(16,282)	-	(11,207)	(27,489)
Other comprehensive loss	-	-	-	-	(3,709)	(4,204)	(7,913)
Issuance of shares related to RSUs, redemption of Trilogy LLC C units and other	1,817,967	-	(1,444)	(123)	204	1,213	(150)
Balance, September 30, 2018	55,668,332	$-	$1,270	$(70,515)	$2,554	$34,612	$(32,079)

Balance, December 31, 2018	57,713,836	$-	$286	$(75,309)	$3,428	$37,979	$(33,616)
Cumulative effect of accounting changes	-	-	-	2,158	-	2,227	4,385
Dividends declared	72,557	-	109	(861)	-	(6,261)	(7,013)
Equity-based compensation	-	-	2,604	-	-	405	3,009
Net (loss) income	-	-	-	(14,404)	-	54	(14,350)
Other comprehensive loss	-	-	-	-	(4,301)	(4,245)	(8,546)
Issuance of shares related to RSUs, redemption of Trilogy LLC C units and other	540,898	-	(249)	-	-	106	(143)
Balance, September 30, 2019	58,327,291	$-	$2,750	$(88,416)	$(873)	$30,265	$(56,274)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Nine Months Ended September 30,
	2019	2018
Operating activities:
Net loss	$(14,350)	$(27,489)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	8,586	11,440
Depreciation, amortization and accretion	81,946	84,868
Equity-based compensation	3,008	4,989
(Gain) loss on disposal of assets and sale-leaseback transaction	(10,196)	1,017
Non-cash interest expense, net	2,119	2,581
Settlement of cash flow hedges	(723)	(957)
Change in fair value of warrant liability	150	(6,058)
Debt modification and extinguishment costs	-	4,192
Non-cash loss from change in fair value on cash flow hedges	2,378	947
Unrealized loss on foreign exchange transactions	1,053	992
Deferred income taxes	(18,370)	(1,937)
Changes in operating assets and liabilities:
Accounts receivable	(296)	(10,057)
EIP receivables	(9,712)	(21,705)
Inventory	29,789	(9,868)
Prepaid expenses and other current assets	(11,770)	(6,391)
Other assets	(4,177)	(4,381)
Accounts payable	(9,152)	(3,132)
Other current liabilities and accrued expenses	(17,986)	14,859
Customer deposits and unearned revenue	1,409	(4,774)
Net cash provided by operating activities	33,706	29,136
Investing activities:
Proceeds from sale-leaseback transaction	66,464	-
Purchase of property and equipment	(64,366)	(58,250)
Maturities and sales of short-term investments	1,987	29,183
Purchase of short-term investments	-	(8,948)
Other, net	(1,324)	(451)
Net cash provided by (used in) investing activities	2,761	(38,466)
Financing activities:
Proceeds from debt	164,351	297,611
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(156,191)	(285,636)
Proceeds from EIP receivables financing obligation	11,671	-
Proceeds from sale-leaseback financing obligation	18,016	-
Dividends to shareholders and noncontrolling interest	(7,013)	(7,573)
Debt issuance, modification and extinguishment costs	(429)	(6,892)
Other, net	(1,328)	(150)
Net cash provided by (used in) financing activities	29,077	(2,640)
Net increase (decrease) in cash and cash equivalents	65,544	(11,970)
Cash and cash equivalents, beginning of period	43,942	47,093
Effect of exchange rate changes	(41)	(150)

Cash and cash equivalents, end of period	$109,445	$34,973

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2018 is derived from the audited TIP Inc. financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

Certain amounts in the prior period Condensed Consolidated Balance Sheet have been reclassified to conform to the current presentation related to certain deferred tax liabilities and the tax paying components to which they apply.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Below is a brief summary of each of the Company’s operations:

New Zealand:
Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees also began offering fixed broadband communications services to residential and enterprise customers.

As of September 30, 2019, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.2% .

Bolivia:
Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

As of September 30, 2019, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Additional details on our reportable operating segments are included in Note 16 – Segment Information.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with GAAP. The Company consolidates majority-owned subsidiaries over which it exercises control, as well as variable interest entities (“VIEs”) where it is deemed to be the primary beneficiary and thus, must be consolidated in the financial statements. All significant intercompany transactions and accounts have been eliminated in consolidation for all periods presented. See Note 4 – EIP Receivables for additional information as it relates to VIEs specifically attributable to EIP receivables financing transaction activities.

Summary of Significant Accounting Policies

Use of Estimates:
The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Accounts Receivable, net:
Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $5.0 million and $6.3 million as of September 30, 2019 and December 31, 2018, respectively.

Accounting Pronouncements Adopted During the Current Year:
As an “emerging growth company,” the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to comply with the extended transition period. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

Revenue
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“Topic 606”), and has since modified the standard with several ASUs (collectively, the “new revenue standard”). The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations. The new revenue standard also amends current guidance for the recognition of costs to obtain and fulfill contracts with customers such that incremental costs of obtaining, and direct costs of fulfilling, contracts with customers will be deferred and amortized consistent with the transfer of the related good or service.

Under the JOBS Act, we adopted the new revenue standard beginning on January 1, 2019 using the modified retrospective method. This method requires the cumulative effect of initially applying the new revenue standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. The new revenue standard allows certain practical expedients to be elected upon implementation. We elected to apply the new revenue standard to contracts not completed as of our adoption date, referred to as open contracts. We have additionally elected the practical expedient that permits an entity to reflect the aggregate effect of all of the modifications (on a contract-by-contract basis) that occurred before the date of initial application in determining the transaction price, identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to the performance obligations. Electing this practical expedient does not have a significant impact on our financial statements due to the short-term duration of most of our contracts and the nature of our contract modifications.

The cumulative effect of initially applying the new revenue standard to all open contracts as of January 1, 2019 is as follows:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	January 1, 2019
			Beginning
	Beginning	Impact of	balance, as
	Balance	Adoption	adjusted
Assets
EIP receivables, net	$22,165	$256	$22,421
Prepaid expenses and other current assets	12,609	7,661	20,270
Deferred income taxes	10,746	(1,431)	9,315
Other assets	23,648	620	24,268

Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$16,995	$1,971	$18,966
Other current liabilities and accrued expenses	143,435	750	144,185
Total shareholders' deficit	(33,616)	4,385	(29,231)

Additionally, financial statement results as reported under the new revenue standard as compared to the previous revenue standard for the three and nine months ended and as of September 30, 2019 are as follows. Adoption of the new revenue standard had no impact on cash from or used in operating, financing or investing activities on our Condensed Consolidated Statements of Cash Flows.

	Three Months Ended September 30, 2019
	Previous
	Revenue	Impact of	New Revenue
	Standard	Adoption	Standard

Revenues
Wireless service revenues	$115,042	$(969)	$114,073
Wireline service revenues	17,474	70	17,544
Equipment sales	25,349	1,051	26,400
Non-subscriber international long distance and other revenues	2,592	(134)	2,458
Total revenues	160,457	18	160,475

Operating expenses
Cost of equipment sales	28,674	-	28,674
Sales and marketing	25,352	(2,674)	22,678
Other operating expenses	102,819	-	102,819
Total operating expenses	156,845	(2,674)	154,171
Operating income	3,612	2,692	6,304

Other expenses, net	(10,652)	-	(10,652)
Income tax expense	(711)	(42)	(753)
Net loss	(7,751)	2,650	(5,101)
Less: Net loss attributable to noncontrolling interests	1,644	(1,320)	324
Net loss attributable to Trilogy International Partners Inc.	$(6,107)	$1,330	$(4,777)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic	$(0.10)	$0.02	$(0.08)
Diluted	$(0.10)	$0.02	$(0.08)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	Nine Months Ended September30, 2019
	Previous
	Revenue	Impact of	New Revenue
	Standard	Adoption	Standard

Revenues
Wireless service revenues	$350,056	$(3,596)	$346,460
Wireline service revenues	51,488	(174)	51,314
Equipment sales	119,563	3,000	122,563
Non-subscriber international long distance and other revenues	7,746	(259)	7,487
Total revenues	528,853	(1,029)	527,824

Operating expenses
Cost of equipment sales	127,730	(396)	127,334
Sales and marketing	73,553	(10,466)	63,087
Other operating expenses	312,322	-	312,322
Total operating expenses	513,605	(10,862)	502,743
Operating income	15,248	9,833	25,081

Other expenses, net	(35,871)	-	(35,871)
Income tax expense	(3,091)	(469)	(3,560)
Net loss	(23,714)	9,364	(14,350)
Less: Net loss (income) attributable to noncontrolling interests	4,616	(4,670)	(54)
Net loss attributable to Trilogy International Partners Inc.	$(19,098)	$4,694	$(14,404)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic	$(0.33)	$0.08	$(0.25)
Diluted	$(0.33)	$0.08	$(0.25)

	As of September 30, 2019
	Previous
	Revenue	Impact of	New Revenue
	Standard	Adoption	Standard
Assets
EIP receivables, net	$22,477	$1,695	$24,172
Prepaid expenses and other current assets	20,391	11,758	32,149
Deferred income taxes	28,795	(1,900)	26,895
Other assets	24,410	5,215	29,625

Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$16,816	$2,415	$19,231
Other current liabilities and accrued expenses	126,554	1,070	127,624
Total shareholders' deficit	(69,557)	13,283	(56,274)

The primary impact on our financial statements upon adoption of the new revenue standard, both as of January 1, 2019 and on the current period financial statement results, as compared to the previous revenue standard, is as follows:

•

Prior to the adoption of Topic 606, the amount of revenue recognized when equipment was sold was limited to the amount of consideration that was not contingent on the provision of future services, which was typically limited to the amount of consideration received or receivable from the customer at the time of sale. Under Topic 606, the total consideration in the contract is allocated between wireless equipment and service based on their relative standalone selling prices. This change primarily impacts our arrangements that include sales of wireless devices and wireline equipment at subsidized prices in conjunction with a fixed-term plan for service, also known as the subsidy model. Accordingly, under Topic 606, generally more revenue is recognized initially upon sale of the equipment to the customer and less revenue is recognized in service revenue over the contract term than under the prior revenue standard (“Topic 605”). At the time the equipment is sold, this allocation results in the recognition of a contract asset equal to the difference between the amount of revenue recognized and the amount of consideration received or receivable from the customer.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

•

Prior to the adoption of Topic 606, we expensed contract acquisition costs, including commissions, as they were incurred. Under Topic 606, we defer and capitalize incremental contract acquisition costs, including commissions paid to acquire postpaid and prepaid service contracts, and recognize them over the period of the benefit to which the costs relate. Deferred contract costs have an average amortization period ranging between 1 to 3 years, subject to periodic adjustment to reflect any significant change in assumptions. In addition, the deferred contract cost asset will be assessed for impairment on a periodic basis. Contract costs capitalized for new contracts will accumulate during the initial years under Topic 606, which will generally result in less sales and marketing expense in our statement of operations in those years as compared to results under the prior revenue standard. As capitalized costs are amortized, the accretive impact to operating income anticipated in the initial year of Topic 606 adoption is expected to moderate progressively in the second and third years, and become insignificant in the fourth year as the timing impact of deferring these costs is offset by related amortization.

•

Under Topic 605, at the time of the sale of a device to a customer under an EIP, we imputed risk adjusted interest on the device payment plan agreement receivables. We recorded the imputed interest as a reduction to the related accounts receivable and interest income was recognized over the financed device payment term. Under Topic 606, while there continues to be a financing component in both the fixed-term plans and device payment plans, we have determined that this financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we no longer impute interest for these customer contracts.

See disclosures related to Contracts with Customers under the new revenue standard in Note 11 - Revenue from Contracts with Customers.

Recently Issued Accounting Standards:
In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The new guidance aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an “emerging growth company”, our effective date for the standard is when it becomes applicable to private companies. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments and has since modified the standard with several ASUs (collectively, the “standard”). The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2018-19, for companies that file under private company guidelines, the standard will take effect for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard when it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and has since modified the standard with several ASUs (collectively, the “standard” or “new guidance”). This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard also will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. As an “emerging growth company”, we intend to adopt this standard in the first quarter of fiscal 2020. We plan to apply certain practical expedients permitted within the guidance, including those which allow the Company to carry forward its historical lease classification, along with the transition option which does not require application of the guidance to comparative periods in the year of adoption. The adoption of this standard will result in the recognition of significant right-of-use assets and lease liabilities in our Condensed Consolidated Balance Sheet. The adoption will also result in an adjustment to opening amount of the Accumulated deficit to adjust the balance of Deferred gain attributable to the NuevaTel tower sale-leaseback as of the adoption date. See Note 2 – Property and Equipment for further information on the tower sale-leaseback transaction. We do not expect the adoption to have significant impacts on our Condensed Consolidated Statements of Operations and Comprehensive Loss since we expect the majority of our leases to continue to be classified as operating leases under the new standard. We have formed a dedicated team of Company employees, engaged an external consulting firm and developed a comprehensive multi-stage project plan to assess and implement the standard. The assessment focuses on our accounting for cell site, office and retail leases. We are performing a completeness assessment over our leases, and leveraging a technology solution in implementing the standard. The preparation for adoption is on-going including our assessment of other potential impacts of the standard, such as an analysis of the potential transitional adjustments to shareholders’ equity and the impact of adoption on the Condensed Consolidated Statement of Operations and Comprehensive Loss and Condensed Consolidated Statement of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 2 – PROPERTY AND EQUIPMENT

	As of September 30, 2019	As of December 31, 2018

Land, buildings and improvements	$9,316	$9,187
Wireless communication systems	757,885	785,548
Furniture, equipment, vehicles and software	185,369	176,267
Construction in progress	46,363	44,806
	998,933	1,015,808
Less: accumulated depreciation	(646,188)	(620,967)

Property and equipment, net	$352,745	$394,841

Depreciation expense was $23.3 million and $23.5 million for the three months ended September 30, 2019 and 2018, respectively. Depreciation expense was $68.9 million and $70.7 million for the nine months ended September 30, 2019 and 2018, respectively.

Advances to equipment vendors are included in Other assets and totaled $5.2 million and $4.9 million as of September 30, 2019 and December 31, 2018, respectively.

In February 2019, NuevaTel entered into an agreement to sell and leaseback approximately 600 network towers for expected cash proceeds of approximately $100 million. The initial closing for 400 towers was completed in February for cash consideration of $64.3 million. A second closing for 143 towers was completed in August for additional cash consideration of $20.2 million resulting in total consideration received of $84.5 million through September 30, 2019. The Company recorded proceeds from financing obligations of $18.0 million during the nine months ended September 30, 2019 for towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement by NuevaTel, primarily relating to incomplete ownership transfer for certain sites which are subject to buyer-seller management agreements along with seller management of certain third party rental arrangements for certain sites. See Note 7 – Debt for further information on the tower transaction financing obligation. A deferred gain of $15.0 million and $55.4 million was recognized during the three and nine months ended September 30, 2019, respectively, for the towers that qualified as a sale-leaseback, all of which are operating leases based on a lease by lease accounting evaluation. At the time of the first and second closings, $7.0 million and $2.6 million of gain, respectively, was immediately recognized in Gain on disposal of assets and sale-leaseback transaction in the Condensed Consolidated Statement of Operations and Comprehensive Loss and the deferred gain will be recognized in Gain on disposal of assets and sale-leaseback transaction over the initial non-cancellable lease term for the towers subject to operating leases. During the three and nine months ended September 30, 2019, $1.1 million and $2.5 million of the deferred gain was recognized, respectively. The current portion of the deferred gain was $5.6 million as of September 30, 2019 and is included in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheet. Bank fees of $1.3 million were incurred in connection with the transaction in the first quarter of 2019 and were included in General and administrative expenses in the Condensed Consolidated Statement of Operations and Comprehensive Loss for the nine months ended September 30, 2019 and within Net cash provided by operating activities in the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The assets and liabilities for the remaining towers were classified as held for sale in the first quarter of 2019 as it is the Company’s intention to complete the sale of these towers within the next 12 months. The net book value of the remaining towers of $0.9 million was included in Property and equipment, net and the associated asset retirement obligation of $0.4 million was included in Other non-current liabilities and accrued expenses in the Condensed Consolidated Balance Sheet as of September 30, 2019. The Company ceased depreciation for the assets held for sale along with accretion expense associated with the asset retirement obligation once the assets met held for sale criteria in the first quarter of 2019 and the sale of the towers was probable.

The tower sites have an initial lease term of 10 years with up to three 5 year renewals at NuevaTel’s option. NuevaTel’s initial annual tower operating lease rent obligation for the sites that qualified as a sale-leaseback is $8.2 million and initial annual tower financing obligation payments for the sites that did not qualify as a sale-leaseback is $2.2 million, both of which are subject to certain 3% annual rent increases.

The initial and second closings of the tower sale-leaseback transaction generated a taxable gain which is expected to result in $17.2 million of Bolivian income tax. This gave rise to a deferred tax asset and taxes payable which are included within Deferred income taxes and Other current liabilities and accrued expenses, respectively, in the Condensed Consolidated Balance Sheet as of September 30, 2019. In addition to the income tax, the sale-leaseback also resulted in payment of $0.7 million and $3.0 million of transaction taxes included within General and administrative expenses in the Condensed Consolidated Statement of Operations and Comprehensive Loss during the three and nine months ended September 30, 2019, respectively.

Supplemental cash flow information:

The Company acquired $0.8 million and $1.6 million of property and equipment through current and long-term debt during the nine months ended September 30, 2019 and 2018, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions or (adjustments) to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $14.1 million and ($0.8) million for the nine months ended September 30, 2019 and 2018, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairments were recognized as of September 30, 2019 and December 31, 2018, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the nine months ended September 30, 2019 and 2018 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

		As of September 30, 2019			As of December 31, 2018
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$180,567	$(115,494)	$65,073	$187,415	$(109,402)	$78,013
Subscriber relationships	7 years	11,710	(10,110)	1,600	12,546	(9,670)	2,876
Other	6 -14 years	3,445	(3,445)	-	3,537	(3,439)	98

Total		$195,722	$(129,049)	$66,673	$203,498	$(122,511)	$80,987

Amortization expense was $3.9 million and $4.2 million for the three months ended September 30, 2019 and 2018, respectively. Amortization expense was $12.0 million and $13.0 million for the nine months ended September 30, 2019 and 2018, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Bolivia:
The license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire in November 2019. NuevaTel expects to renew the license and estimates that a payment of approximately $30 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases or through a reinvestment of proceeds from the sale-leaseback of NuevaTel’s towers entered into in February 2019.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of September 30, 2019	As of December 31, 2018
EIP receivables, gross	$56,225	$50,072
Unamortized imputed discount	(3,293)	(3,784)
EIP receivables, net of unamortized imputed discount	$52,932	$46,288
Allowance for doubtful accounts	(3,612)	(2,907)
EIP receivables, net	$49,320	$43,381

Classified on the balance sheet as:	As of September 30, 2019	As of December 31, 2018
EIP receivables, net	$24,172	$22,165
Long-term EIP receivables	25,148	21,216
EIP receivables, net	$49,320	$43,381

Of the $56.2 million EIP receivables gross amount as of September 30, 2019, $3.2 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, service plan and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of September 30, 2019	As of December 31, 2018
Prime	$39,869	$33,161
Subprime	16,356	16,911
Total EIP receivables, gross	$56,225	$50,072

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The EIP receivables had weighted average imputed discount rates of 7.40% and 6.63% as of September 30, 2019 and December 31, 2018, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Beginning balance of EIP receivables, net	$44,558	$35,917	$43,381	$31,989
Additions	20,736	26,150	69,735	78,206
Billings and payments	(12,042)	(9,782)	(36,779)	(32,392)
Sales of EIP receivables	-	-	(23,276)	(21,913)
Foreign currency translation	(3,500)	(1,129)	(3,528)	(3,308)
Change in allowance for doubtful accounts and imputed discount	(432)	(1,771)	(213)	(3,197)
Total EIP receivables, net	$49,320	$49,385	$49,320	$49,385

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the nine months ended September 30, 2019 and 2018. There were no sales of EIP receivables under the EIP Sale Agreement in the three months ended September 30, 2019 and 2018.

	Nine Months Ended
	September 30,
	2019	2018
EIP receivables derecognized	$23,276	$21,913
Cash proceeds	(20,313)	(18,531)
Reversal of unamortized imputed discount	(1,773)	(1,480)
Reversal of allowance for doubtful accounts	(1,397)	(877)
Pre-tax (gain) loss on sales of EIP receivables	$(207)	$1,025

EIP Receivables Financing:

In August 2019, 2degrees entered into an EIP receivables secured borrowing arrangement with an intermediary purchasing entity (the “Purchaser”) and certain financial institutions that provide lending capital to, and hold equity in, the purchasing entity. Under the arrangement, 2degrees may sell EIP receivables to the Purchaser at a price reflecting interest rates and fees established in the arrangement.

The Company evaluated the structure and terms of the arrangement and determined that the Purchaser is a VIE because it lacks sufficient equity to finance its activities and its equity holders, which are certain financial lending institutions, lack the attributes of a controlling financial interest. The Company’s interest in the EIP receivables transferred to the Purchaser is a variable interest as 2degrees will in substance absorb all potential losses associated with the transferred EIP receivables. In addition, 2degrees has the control to direct the Purchaser’s most significant activities, which are the collection and management of EIP receivables that have been purchased. As such, 2degrees is the primary beneficiary of the Purchaser and thus the Purchaser is required to be consolidated in our financial statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

2degrees has continuing involvement with the EIP receivables transferred to the Purchaser through a servicing agreement and maintains effective control by having the right to repurchase the EIP receivables or acquire the shares of the Purchaser at any time. The transfer of receivables through this arrangement does not qualify under GAAP as a sale of financial assets and as such is recorded as a secured borrowing. Upon transfer to the Purchaser, the Company does not derecognize the receivables or related allowance for doubtful accounts and unamortized imputed discount.

The outstanding balance of unbilled EIP receivables sold through this arrangement within EIP receivables, net and Long-term EIP receivables in the Company’s Condensed Consolidated Balance Sheets was $6.5 million and $7.5 million, respectively, as of September 30, 2019. These EIP receivables serve as collateral for the outstanding financing obligation of $10.9 million related to this arrangement within Current portion of long-term debt in the Condensed Consolidated Balance Sheet as of September 30, 2019. For further information, see Note 7 – Debt.

NOTE 5 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	September 30, 2019	December 31, 2018

Payroll and employee benefits	$17,026	$16,587
Income and withholding taxes	16,222	3,087
Interest payable	13,583	5,963
Dealer commissions and subsidies	11,206	13,411
Value-added tax and other business taxes	10,907	13,990
Handset purchases	9,680	37,405
Interconnection and roaming charges payable	8,223	13,017
Accrued legal contingencies	7,254	7,381
Accrued transmission costs	4,917	7,997
Other	28,606	24,597

Other current liabilities and accrued expenses	$127,624	$143,435

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of September 30, 2019 and December 31, 2018:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	Fair Value Measurement as of September 30, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Forward exchange contracts	$710	$-	$710	$-
Total assets	$710	$-	$710	$-

Liabilities:
Warrant liability	$256	$256	$-	$-
Interest rate swaps	3,277	-	3,277	-
Total liabilities	$3,533	$256	$3,277	$-

	Fair Value Measurement as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$1,986	$-	$1,986	$-
Forward exchange contracts	717	-	717	-
Total assets	$2,703	$-	$2,703	$-

Liabilities:
Warrant liability	$99	$99	$-	$-
Interest rate swaps	1,829	-	1,829	-
Total liabilities	$1,928	$99	$1,829	$-

The fair value of the short-term investments is based on historical trading prices or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the nine months ended September 30, 2019.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of September 30, 2019 and December 31, 2018 were as follows:

	As of September 30, 2019	As of December 31, 2018

Carrying amount, excluding unamortized discount and deferred financing costs	$543,342	$516,490
Fair value	$528,160	$503,748

For the three and nine months ended September 30, 2019 and 2018, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 7 – DEBT

The Company’s long-term and other debt as of September 30, 2019 and December 31, 2018 consisted of the following:

	As of September 30, 2019	As of December 31, 2018

Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2021 Senior Facilities Agreement	138,749	137,554
Bolivian Tower Transaction Financing Obligation	16,191	-
Bolivian 2021 Syndicated Loan	11,684	15,022
New Zealand EIP Receivables Financing Obligation	10,911	-
Bolivian 2023 Bank Loan	7,556	4,000
Bolivian 2022 Bank Loan	5,687	7,000
Other	2,564	2,914
	543,342	516,490
Less: unamortized discount	(2,259)	(2,817)
Less: deferred financing costs	(5,621)	(6,848)
Total debt	535,462	506,825
Less: current portion of debt	(23,101)	(8,293)
Total long-term debt	$512,361	$498,532

Trilogy LLC 2022 Notes:
On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

  On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
  On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
  On or after May 1, 2021, at 100%

The Trilogy LLC 2022 Notes are subject to an indenture which, among other things, limits the Company and its subsidiaries’ ability to incur additional indebtedness while providing exceptions to such limitations, including exceptions that permit NuevaTel and 2degrees to incur certain additional indebtedness. The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third-party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of September 30, 2019, there was no such indebtedness outstanding.

New Zealand 2021 Senior Facilities Agreement:
In July 2018, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter. This debt facility (the “New Zealand 2021 Senior Facilities Agreement”) has a total available commitment of $250 million New Zealand Dollars (“NZD”) ($156.6 million based on the exchange rate at September 30, 2019).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $200 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees’ business ($35 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of September 30, 2019, the $195 million NZD facility ($122.1 million based on the exchange rate at September 30, 2019) was fully drawn and $26.5 million NZD ($16.6 million based on the exchange rate at September 30, 2019) was drawn on the $35 million NZD facility for further investments. As of September 30, 2019, no amount was drawn on the working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2021 Senior Facilities Agreement matures on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 4.27% as of September 30, 2019.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of September 30, 2019, the commitment fee rate was 0.96% .

Bolivian Tower Transaction Financing Obligation:
In February 2019, NuevaTel entered into an agreement to sell and leaseback approximately 600 network towers. As a result of the initial two closings of 543 towers, the Company recorded $18.0 million of such proceeds as a financing obligation relating to those towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement. The outstanding balance of the current and long-term portion of the Bolivian Tower Transaction Financing Obligation was $1.0 million and $15.2 million, respectively, as of September 30, 2019. Of the $16.2 million financing obligation outstanding as of September 30, 2019, $11.6 million is not considered indebtedness under the indenture for the Trilogy LLC 2022 Notes as these amounts relate to certain towers that are treated as debt for accounting purposes due to our continuing involvement in the management of the towers and certain other factors. For further information, see Note 2 – Property and Equipment.

New Zealand EIP Receivables Financing Obligation:
In August 2019, 2degrees entered into the EIP receivables secured borrowing arrangement that enables 2degrees to sell specified EIP receivables to the Purchaser. The Company evaluated the structure and terms of this arrangement and determined we are required to consolidate the Purchaser in our financial statements. See Note 4 – EIP Receivables for further information.

While 2degrees can, in part, determine the amount of cash it will receive from each sale of EIP receivables under the arrangement, the amount of cash available to 2degrees varies based on a number of factors and is limited to a predetermined portion of the total amount of the eligible EIP receivables sold to the Purchaser.

The arrangement has a total available commitment of $35.5 million NZD ($22.2 million based on the exchange rate at September 30, 2019). As of September 30, 2019, the total amount outstanding under this arrangement was $17.4 million NZD ($10.9 million based on the exchange rate at September 30, 2019), and the total amount available of the unused commitment was $18.1 million NZD ($11.3 million based on the exchange rate at September 30, 2019). All proceeds received and repayments under this arrangement are included separately as Proceeds from EIP receivables financing obligation and Payments of debt, including sale-leaseback and EIP receivables financing obligations within financing activities in the Condensed Consolidated Statements of Cash Flows.

This transaction was analyzed and accounted for in accordance with the applicable accounting guidance for consolidations and transfers and servicing arrangements. Accordingly, the $0.7 million NZD ($0.4 million based on the exchange rate at September 30, 2019) of incremental fees and expenses directly related to entering into the EIP receivables financing obligation was recorded as deferred financing cost and is included as a reduction within debt on the Condensed Consolidated Balance Sheets. The unamortized balance of the deferred financing costs associated with the EIP receivables financing obligation is amortized ratably to Interest expense over the term of the EIP receivables financing obligation.

The Company determined the obligation under the EIP receivables financing arrangement to have similar characteristics as a revolving secured borrowing debt arrangement and has classified the total amount of the outstanding obligation as current in the Condensed Consolidated Balance Sheets. Although the obligation is presented as a component of debt due to the accounting consolidation of the Purchaser, because the Purchaser is a separate entity whose equity is held by third parties the obligation does not constitute indebtedness under the indenture for the Trilogy LLC 2022 Notes. Repayments of the obligation principal, interest and other fees are made on a monthly basis in accordance with a cash flow distribution prescribed in the arrangement.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The repayments are made using the cash collections from subscribers whose EIP receivables were sold to the Purchaser. The EIP receivables financing obligation matures August 2022. The outstanding obligation drawn under this arrangement accrues interest monthly at the BKBM plus a margin of 3.50% . The interest rate on the outstanding balance of the drawn facility was approximately 4.7% as of September 30, 2019. Additionally, a line fee at 0.65% is payable annually on the total available commitment.

The EIP receivables financing obligation contains no financial covenants. The EIP receivables financing obligation contains customary representations, warranties, and events of default for an arrangement of this nature.

Bolivian 2023 Bank Loan:
In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A., a Bolivian bank and a lender in NuevaTel’s outstanding syndicated loan due 2021, to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments commencing in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.8 million and $5.7 million, respectively, as of September 30, 2019.

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Covenants:
The Company is in compliance with all of its debt covenants.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:
2degrees enters into various interest rate swap agreements to fix its future interest payments under the New Zealand 2021 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 1.385% to 3.740% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $3.3 million and $1.8 million as of September 30, 2019 and December 31, 2018, respectively. As of September 30, 2019, the total notional amount of these agreements was $197.5 million NZD ($123.7 million based on the exchange rate as of September 30, 2019). The agreements have effective dates from June 30, 2017 through June 30, 2021 and termination dates from March 31, 2020 to June 28, 2024. During the nine months ended September 30, 2019, interest rate swap agreements with a total notional amount of $40.0 million NZD ($25.1 million based on the exchange rate as of September 30, 2019) matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Non-cash loss from change in fair value recorded in Other, net	$(1,049)	$(441)	$(2,378)	$(947)

Net cash settlement	$(345)	$(259)	$(713)	$(957)

Forward Exchange Contracts:
At September 30, 2019, 2degrees had short-term forward exchange contracts to sell an aggregate of $14.8 million NZD and buy an aggregate of $10.0 million USD to manage exposure to fluctuations in foreign currency exchange rates. During the nine months ended September 30, 2019, short-term forward exchange contracts to (i) sell an aggregate of $73.3 million NZD and buy an aggregate of $50.0 million USD, and (ii) sell an aggregate of $2.0 million USD and buy an aggregate of $3.0 million NZD matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The foreign exchange gains and losses recognized in Other, net were not material for the three and nine months ended September 30, 2019 or 2018. The estimated settlements under these forward exchange contracts were not material as of September 30, 2019 or December 31, 2018.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 9 – EQUITY-BASED COMPENSATION

TIP Inc. Restricted Share Units:
During the nine months ended September 30, 2019, TIP Inc. granted a total of 1,500,000 restricted share units (“RSUs” or “Awards”) to certain officers and employees under TIP Inc.’s restricted share unit plan (the “RSU Plan”) pursuant to which vesting is subject to TIP Inc. meeting certain performance or time-based criteria. RSUs entitle the grantee to receive common shares in the capital of TIP Inc. (the “Common Shares”) at the end of a specified vesting period, up to four years, subject to continued service through the applicable vesting date, and certain Company performance obligations for performance-based Awards. The maximum number of Common Shares that may be issued under the RSU Plan as of September 30, 2019 was 6,362,485 shares, which is equal to 7.5% of the combined issued and outstanding Common Shares and Trilogy LLC Class C Units (the “Class C Units”).

A portion of the RSU grants consisted of Awards that combine time-based elements with performance-based elements, which entitle the holder thereof to receive a number of Common Shares that varies based on the Company’s performance against revenue or EBITDA performance goals for the 2019 fiscal year. The estimated equity-based compensation expense attributable to the performance-based RSUs is updated quarterly. The total number of RSUs granted includes these performance-based Awards and assumes that the performance goals will be achieved. The number of RSUs is updated upon the completion of each applicable fiscal year, when a final determination is made as to whether the performance goals have been achieved. These performance-based RSUs vest on a straight-line basis over a four-year period.

Equity-based compensation expense is generally recognized on a straight-line basis over the requisite service period; however, exceptions include Awards with an accelerated vesting schedule and updated estimates of achievement against performance goals for performance-based Awards. As of September 30, 2019, 2,438,527 RSUs were unvested and unrecognized compensation expense relating to RSUs was approximately $5.8 million, including $1.9 million relating to grants made in 2019. These amounts reflect time-based vesting along with estimated future expense with respect to certain performance-based Awards.

NOTE 10 – EQUITY

TIP Inc. Capital Structure
TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:
TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of September 30, 2019, TIP Inc. had 58,327,291 Common Shares outstanding, reflecting an increase of 613,455 Common Shares issued during the nine months ended September 30, 2019 as a result of the issuance of Common Shares in January and July 2019 for vested RSUs, the issuance of Common Shares in May 2019 pursuant to TIP Inc.’s dividend reinvestment plan and Class C Units being redeemed for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares and Class C Units entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder and unitholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares or Class C Units.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

On February 7, 2019, the lock-up period expired with respect to 5,748,383 Common Shares. There were no Common Shares subject to these lock ups as of September 30, 2019.

As of September 30, 2019, TIP Inc. holds a 68.8% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 0.1% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the nine months ended September 30, 2019 is primarily attributable to the issuance of Common Shares in January and July 2019 for vested RSUs.

Forfeitable Founders Shares:
At September 30, 2019, the Company had 1,675,336 Common Shares issued and outstanding to founding shareholders that are subject to forfeiture on February 7, 2022 (the “Forfeitable Founders Shares”), unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period. The Forfeitable Founders Shares are subject to transfer restrictions unless the conditions for release from the forfeiture risk have been satisfied.

Special Voting Share of TIP Inc.:
TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:
At September 30, 2019, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.3 million and $0.1 million as of September 30, 2019 and December 31, 2018, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

Dividend Paid:
In May 2019, TIP Inc. paid a dividend of C$0.02 per Common Share. The dividend was declared on April 2, 2019 and paid to holders of Common Shares of record as of April 16, 2019. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 72,557 Common Shares were issued. A total cash dividend of $0.8 million was paid to shareholders that did not participate in the dividend reinvestment plan and the cash payment was recorded as financing activities in the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Amended and Restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”), a dividend in the form of 259,760 additional Class C Units was issued on equitably equivalent terms to the holders of the Class C Units.

Trilogy LLC Capital Structure
The equity interests in Trilogy LLC consist of three classes of units as follows:

Class A Units:
The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC Agreement, have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of September 30, 2019, there were 157,682,319 Class A Units outstanding.

Class B Units:
TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of September 30, 2019, there were 58,327,291 Class B Units outstanding, reflecting an increase of 613,455 Class B Units issued during the nine months ended September 30, 2019 as a result of the issuance of Common Shares in January and July 2019 for vested RSUs, the issuance of Common Shares in May 2019 pursuant to TIP Inc.’s dividend reinvestment plan and Class C Unit redemptions for Common Shares. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:
The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of September 30, 2019, substantially all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of September 30, 2019, there were 26,505,847 Class C Units outstanding, reflecting an increase of 161,938 Class C Units outstanding, primarily attributable to the issuance of Class C Units in May 2019 pursuant to a dividend declared and paid to holders of Class C Units, partially offset by Class C Units redemptions. Additionally, there were 96,065 remaining unvested restricted Class C Units as of September 30, 2019, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a four-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

On February 7, 2019, the lock-up period expired with respect to 8,677,753 Class C Units. There were no Class C Units subject to lock-up as of September 30, 2019.

NOTE 11 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments:
The most significant judgments affecting the amount and timing of revenue from contracts with our customers include the following items:

  The assessment of legally enforceable rights and obligations involves judgment and impacts our determination of contractual term, transaction price and related disclosures.
  Our products are generally sold with a right of return, which is accounted for as variable consideration when estimating the amount of revenue to recognize. Expected device returns are estimated based on historical experience.
  The identification of distinct performance obligations within our service plans may require significant judgment.
  The determination of the standalone selling price for contracts that involve more than one product or service (or performance obligation) may require significant judgment.
  Determining costs that we incur to obtain or fulfill a contract may require significant judgment.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)
  For capitalized contract costs, determining the amortization period as well as assessing the indicators of impairment may require significant judgment.

Disaggregation of Revenue:
We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer and the expected timing of payment for goods and services. See Note 16 – Segment Information for additional information on revenue by segment.

The following table presents the disaggregated reported revenue by category:

	Three Months Ended September 30, 2019
	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$43,796	$20,607	$-	$64,403
Prepaid wireless service revenues	21,844	24,588	-	46,432
Wireline service revenues	17,544	-	-	17,544
Equipment sales	24,659	1,741	-	26,400
Other wireless service and other revenues	2,055	3,462	179	5,696
Total revenues	$109,898	$50,398	$179	$160,475

	Nine Months Ended September 30, 2019
	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$128,047	$61,209	$-	$189,256
Prepaid wireless service revenues	66,440	80,325	-	146,765
Wireline service revenues	51,314	-	-	51,314
Equipment sales	116,398	6,165	-	122,563
Other wireless service and other revenues	6,636	10,720	570	17,926
Total revenues	$368,835	$158,419	$570	$527,824

Revenue Recognition:
The Company derives its revenues primarily from wireless services, wireline services and equipment sales. Revenues are recognized when control of the services and equipment is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The Company’s revenue recognition policy follows guidance from Topic 606, Revenue from Contracts with Customers.

The Company determines revenue recognition through the following five-step framework:

  Identification of the contract, or contracts, with a customer
  Identification of the performance obligations in the contract or contracts
  Determination of the transaction price
  Allocation of the transaction price to the performance obligations in the contract or contracts
  Recognition of revenue when, or as, we satisfy a performance obligation

Wireless Services and Related Equipment
The Company enters into contracts with consumer and business customers for postpaid wireless services, prepaid wireless services and wireless equipment. Customers may elect to purchase wireless services or equipment separately or together. For wireless service and wireless equipment contracts entered into within a short period of time, we follow the contract combination guidance and assess the contracts as a single arrangement. The Company generates wireless services revenues from providing access to, and usage of, our wireless communications network. Performance obligations included in a typical wireless service contract with a customer include data, voice and text message services. We recognize revenue using an output method, either as the services are used or as time elapses if doing so reflects the pattern by which we satisfy our performance obligation through the transfer of the service to the customer. Wireless monthly service contracts are billed monthly either in advance or arrears based on a fixed fee.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Prepaid wireless services sold to customers are recorded as deferred revenue prior to the services being provided to the customer or expiration. When prepaid service credits are not subject to expiration or have not yet expired, the Company estimates breakage (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage in proportion to the pattern of rights exercised by the customer.

Postpaid monthly wireless services sold to customers are billed monthly in arrears. Postpaid wireless customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan). Service contracts that exceed one month are generally two years or less. The transaction price allocated to service performance obligations that are not satisfied or are partially satisfied as of the end of the reporting period are generally related to our fixed-term plans. For postpaid plans where monthly usage exceeds the allowance, the overage usage represents options held by the customer for incremental services and the usage-based fee is recognized when the customer exercises the option (typically on a month-to-month basis).

We also generate revenues from the sale of wireless equipment to consumer and business subscribers. Performance obligations associated with a typical wireless equipment contract with a customer include handset and accessory equipment. We recognize revenue at a point in time when the device or accessory is delivered to the customer.

We offer certain postpaid customers the option to pay for devices and accessories in installments using an EIP. We assessed this payment structure and concluded that there is a financing component related to the EIP. However, we have determined that the financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we have not recorded interest income over the repayment period for these customer transactions.

Wireline Services and Related Equipment
We enter into wireline or broadband arrangements with consumer and business subscribers. Wireline service performance obligations include broadband internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Broadband arrangements are billed monthly. Performance obligations included in a typical wireline broadband contract, as defined by Topic 606, include modem equipment, when sold, and telephone equipment. For these sales, we recognize revenue when the device or accessory is delivered to the customer. During 2018, 2degrees updated the terms and conditions of the fixed broadband agreements with residential customers. Agreements with new subscribers provide that 2degrees will assume ownership of customer premises equipment, including modems, and lease such equipment to these subscribers. For these agreements, the modem equipment is not considered a performance obligation subject to Topic 606 guidance, rather it is a lease component of the contract and is accounted for under the applicable leasing guidance. The lease revenues associated with these agreements are included in Wireline service revenues in the Condensed Consolidated Statements of Operations and Comprehensive Loss and were not significant for the periods presented.

We enter into managed service arrangements with large enterprises and governments. Wireline service performance obligations associated with managed service arrangements include managed network services, internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of the service to the customer. Wireline service contracts are billed monthly. Within our managed service arrangements, we provide customers with the use of modem and networking equipment to facilitate the internet and networking services. We have determined that as part of managed service arrangements for the New Zealand segment, equipment is provided to the customer only to enable the customer to consume the service. At the end of the contractual term the customer is required to return the equipment as it may be utilized for other customers.

Wireline customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan or within managed services arrangements). Service contracts that exceed one month are generally three years or less. The transaction price allocated to service performance obligations, which are not satisfied or are partially satisfied as of the end of the reporting period, are generally related to our fixed-term plans.

Equipment
In addition to selling equipment in connection with wireless and wireline service contracts, as discussed above, we also sell equipment on a standalone basis to dealers and resellers for a fixed fee. The performance obligations include handset and accessory equipment. We recognize revenue when the handset or accessory is delivered to the dealer or reseller as the dealer and reseller is our customer. At the time of delivery, the customer has legal title, physical possession has transferred, the risks and rewards of ownership have transferred to the customer and there are no additional conditions to customer acceptance.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Transaction Price and Allocations:
We have elected to utilize a practical expedient and account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations. We establish provisions for estimated device returns based on historical experience.

We assess whether our contracts are probable of collection. For those not probable of collection, we do not recognize revenue until the contract is completed and cash is received. Collectability is re-assessed when there is a significant change in facts or circumstances.

Consideration payable to a customer is treated as a reduction of the total transaction price, unless the payment is in exchange for a distinct good or service, such as certain commissions paid to dealers. As an accounting policy election, we exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (for example, sales, use, value added and some excise taxes).

We may offer a right of return on our products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price and, accordingly, we recognize revenue based on the estimated amount to which we expect to be entitled net of expected returns. Returns and credits are estimated at contract inception based on historical experience with similar classes of customers and updated at the end of each reporting period as additional information becomes available.

Total contract revenue, which represents the transaction price, is allocated to each performance obligation based on its relative standalone selling price (“SSP”). SSP is the price for which we would sell the good or service on a standalone basis without a promotional discount. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions, costs plus a margin and other observable inputs.

Warranties and Indemnifications:
The Company’s equipment is typically provided with an assurance-type warranty that it will perform in accordance with the Company’s on-line documentation under normal use and circumstances. The Company includes a service level commitment to its customers, typically regarding certain levels of uptime reliability and performance and if the Company fails to meet those levels, customers can receive credits and in some cases terminate their relationship with the Company. To date, the Company has not had a material amount of credits issued or customers terminate as a result of such commitments.

Contract Modifications:
Our service contracts allow customers to modify their contracts without incurring penalties in many cases. Each time a contract is modified, we evaluate the change in scope or price of the contract to determine if the modification should be treated as a separate contract, if there is a termination of the existing contract and creation of a new contract, or if the modification should be considered a change associated with the existing contract. We typically do not have significant impacts from contract modifications.

Contract Balances:
The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheet represent an unconditional right to consideration. Contract balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues, as discussed above. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheet as Prepaid expenses and other current assets and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three and nine months ended September 30, 2019, the impairment charges related to contract assets were insignificant.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table represents changes in the contract assets balance:

Contract Assets

Balance at January 1, 2019	$5,231
Increase resulting from new contracts	3,453
Contract assets reclassified to a receivable or collected in cash	(4,611)
Foreign currency translation	(91)
Balance at September 30, 2019	$3,982

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically receive consideration in advance of providing the services, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

Deferred Revenue

Balance at January 1, 2019	$18,966
Net increase in deferred revenue	18,854
Revenue recognized related to the balance existing at January 1, 2019(1)	(17,276)
Foreign currency translation	(1,313)
Balance at September 30, 2019	$19,231

(1)The amount related to revenue recognized during the three months ended September 30, 2019 was $0.3 million.

Remaining Performance Obligations:
As of September 30, 2019, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $14.6 million, which is primarily composed of expected revenues allocated to service performance obligations related to our fixed-term wireless plans. We expect to recognize approximately 89% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606 that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:
Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three and nine months ended September 30, 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table represents changes in the contract costs balance:

Contract Costs

Balance at January 1, 2019	$3,050
Incremental costs of obtaining and contract fulfilment costs	14,778
Amortization included in operating costs	(4,319)
Foreign currency translation	(518)
Balance at September 30, 2019	$12,991

NOTE 12 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three and nine months ended September 30, 2019 and 2018, the warrants were out of the money and no adjustment was made to exclude the loss recognized by TIP Inc. for the change in fair value of the warrant liability. A gain of $0.2 million and a loss of $0.2 million resulted from the change in fair value of the warrant liability for the three and nine months ended September 30, 2019, respectively. The loss from the warrant liability for the nine months ended September 30, 2019 and other TIP Inc. expenses for both the three and nine months ended increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included as if redeemed. Gains of $0.9 million and $6.1 million resulted from the change in fair value of the warrant liability for the three and nine months ended September 30, 2018, respectively. The gains from the warrants for the three and nine months ended September 30, 2018 reduced the net loss attributable to TIP Inc. along with the basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed for those periods.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The components of basic and diluted earnings per share were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,777)	$(8,364)	$(14,404)	$(16,282)

Denominator:
Basic weighted average Common Shares outstanding	56,755,346	54,042,355	56,519,875	53,239,125

Net loss per share:
Basic	$(0.08)	$(0.15)	$(0.25)	$(0.31)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(4,777)	$(8,364)	$(14,404)	$(16,282)
Add back: Net loss attributable to Class C Units – Redeemable for Common Shares	$-	$(4,399)	$-	$(10,271)
Net loss attributable to TIP Inc. and Class C Units	$(4,777)	$(12,763)	$(14,404)	$(26,553)

Denominator:
Basic weighted average Common Shares outstanding	56,755,346	54,042,355	56,519,875	53,239,125

Effect of dilutive securities:
Weighted average Class C Units – Redeemable for Common Shares	-	28,389,617	-	28,867,350
Diluted weighted average Common Shares outstanding	56,755,346	82,431,972	56,519,875	82,106,475

Net loss per share:
Diluted	$(0.08)	$(0.15)	$(0.25)	$(0.32)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2019 and 2018 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Class C Units	26,559,975	-	26,450,276	-
Warrants	13,402,685	13,402,685	13,402,685	13,402,685
Forfeitable Founders Shares	1,675,336	1,675,336	1,675,336	1,675,336
Unvested RSUs	2,438,527	1,684,191	1,998,967	1,672,780
Unvested Class C Units	96,065	144,098	96,065	144,098

Common Shares excluded from calculation of diluted net loss	44,172,588	16,906,310	43,623,329	16,894,899

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

A summary of the components of Accumulated other comprehensive (loss) income is presented below:

	As of September 30, 2019	As of December 31, 2018

Cumulative foreign currency translation adjustment	$(873)	$3,429
Unrealized gain (loss) on short-term investments	-	(1)
Total accumulated other comprehensive (loss) income	$(873)	$3,428

NOTE 14 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of September 30, 2019	As of December 31, 2018

2degrees	$22,728	$20,426
NuevaTel	47,080	51,165
Trilogy International Partners LLC	(38,902)	(32,874)
Salamanca Solutions International LLC	(641)	(738)
Noncontrolling interests	$30,265	$37,979

Supplemental Cash Flow Disclosure:

During the nine months ended September 30, 2019, NuevaTel declared and paid dividends to a noncontrolling interest of $6.3 million. The dividends were recorded as financing activity in the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2019.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments:
The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2018. The disclosures below relate to purchase commitments with significant events occurring during the nine months ended September 30, 2019.

New Zealand

Huawei
As of September 30, 2019, 2degrees has an outstanding commitment with Huawei Technologies (New Zealand) Company Limited (“Huawei”) through 2022 for technical support and spare parts maintenance, software upgrades, products, professional services, other equipment and services in the aggregate amount of $33.4 million, based on the exchange rate at September 30, 2019. A portion of this total commitment is based upon cell sites on air as of September 30, 2019 and will be updated quarterly to reflect new site additions. This portion of the commitment also assumes that in 2020, upon termination of the related agreement, 2degrees will purchase the existing software license from Huawei.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

2degrees also has submitted purchase orders to Huawei in the amount of $0.4 million, based on the exchange rate at September 30, 2019, for other equipment and services, which 2degrees expects to be fulfilled during 2019.

Handsets
In October 2016, 2degrees signed a three-year purchase agreement, effective as of August 1, 2016, with a handset manufacturer. In July 2019, 2degrees signed a three month extension of this agreement. 2degrees has submitted purchase orders to the handset manufacturer in the amount of $8.0 million, based on the exchange rate at September 30, 2019, which 2degrees expects to be fulfilled during 2019.

Bolivia

In April 2019, NuevaTel signed an agreement, effective as of January 1, 2019, with A Comunicaciones S.R.L. (“Comunicaciones”) pursuant to which Comunicaciones provides NuevaTel network maintenance services. This purchase commitment expires in 2021. As of September 30, 2019, the minimum purchase commitment with Comunicaciones was $3.4 million.

NuevaTel also has purchase commitments through 2031 of $57.0 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which have not changed significantly individually from the year ended December 31, 2018.

Contingencies:
General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the mobile and data service concessions, but it will be required to pay a fee to renew the 1900 MHz spectrum grant. NuevaTel estimates that a payment of approximately $30 million for its 1900 MHz spectrum renewal will be due in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases or through a reinvestment of proceeds from the sale-leaseback of NuevaTel’s towers.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT reinstated the penalty, although it noted in its findings that the outage was a force majeure event, and NuevaTel filed another appeal to the Ministry. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 within Other current liabilities and accrued expenses as presented in the Condensed Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018. The expense was recorded in Other, Net in the Condensed Consolidated Statement of Operations and Comprehensive Loss. NuevaTel continues to contest the matter vigorously and has appealed the Ministry’s decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has the right to initiate a separate court proceeding against NuevaTel to collect the fine.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

NOTE 16 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources and makes key operating decisions.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenues
New Zealand	$109,898	$129,623	$368,835	$408,158
Bolivia	50,398	60,536	158,419	182,443
Unallocated Corporate & Eliminations	179	265	570	623
Total revenues	$160,475	$190,424	$527,824	$591,224

Adjusted EBITDA
New Zealand	$26,698	$23,755	$79,043	$64,582
Bolivia	9,475	16,866	35,031	52,096

Equity-based compensation	(974)	(1,139)	(3,008)	(4,989)
Transaction and other nonrecurring costs	(1,141)	(802)	(6,291)	(3,214)
Depreciation, amortization and accretion	(27,530)	(28,173)	(81,946)	(84,868)
Gain (loss) on disposal of assets and sale-leaseback
transaction	2,578	(1,035)	10,196	(1,017)
Interest expense	(11,210)	(11,087)	(34,736)	(33,665)
Change in fair value of warrant liability	153	923	(150)	6,058
Debt modification and extinguishment costs	-	(4,192)	-	(4,192)
Other, net	405	(4,878)	(985)	(4,339)
Unallocated Corporate & Eliminations	(2,802)	(3,213)	(7,944)	(9,009)
Loss before income taxes	$(4,348)	$(12,975)	$(10,790)	$(22,557)